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Division of Corporation Finance Office of Trade & Services United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Jane Park; Thomas Kluck	Hong Kong	Shangai
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Milan

Re:	PROCEPT BioRobotics Corporation
Registration Statement on Form S-1
Filed August 18, 2021
File No. 333-258898
Dear Ms. Park or Mr. Kluck:

On behalf of PROCEPT BioRobotics Corporation, a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 2, 2021, with respect to the Registration Statement on Form S-1 filed on August 18, 2021. This letter is being submitted together with Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”), which has been revised to address the Staff’s comments and is being publicly filed today. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 8, 2021 Page 2

Form S-1 filed August 18, 2021

Intellectual Property, page 129

1.We note your response to our prior comment 2. You disclose on page 129 that 9 of the 26 issued U.S. patents and 31 of the 70 issued or granted foreign patents cover aspects of your AquaBeam Robotic System and current and future product concepts. Please expand your disclosure of the remaining issued U.S. and foreign patents as well to include the products or technologies to which such patents relate and the type of patent protection provided.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 128 to 129 of Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ SHAYNE KENNEDY

B. Shayne Kennedy
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Reza Zadno, Ph.D., Chief Executive Officer, PROCEPT BioRobotics Corporation
Kevin Waters, Chief Financial Officer, PROCEPT BioRobotics Corporation
Alaleh Nouri, General Counsel, PROCEPT BioRobotics Corporation
Drew Capurro, Latham & Watkins LLP